United States securities and exchange commission logo





                               November 3, 2023

       Qiaoling Lu
       Chief Executive Officer
       Sentage Holdings Inc.
       501, Platinum Tower
       233 Taicang Road
       HuangPu, Shanghai City 200001
       People's Republic of China

                                                        Re: Sentage Holdings
Inc.
                                                            Annual Report on
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            Response dated
October 18, 2023
                                                            File No. 001-40580

       Dear Qiaoling Lu:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

       Dividends and Distributions, page 51

   1. We note the proposed revised disclosure you provided in your most recent letter, in response to Comment 4
from our letter dated August 31, 2023. We note that the proposed revised disclosure
discusses several cash distributions between Sentage HK, the WFOE and other entities.
However, in the disclosure in this section of the 20-F, you state that the only cash transfer in
2022, 2021 and 2020 was the transfer of the IPO proceeds. Please tell us the circumstances
that resulted in the discovery of the additional cash transfers in 2021 between Sentage HK, the
WFOE and other related entities.
   2. We note that on page 51, you make reference to an entity called Golden Sun Cayman.
                                                        You make a similar
reference in your response to prior comment 2 of our August 31, 2023 letter. In reviewing
your prior filings, including the F-1 filed for your initial public offering, you have not
previously disclosed any relationship to Golden Sun. Please tell us
 Qiaoling Lu
Sentage Holdings Inc.
November 3, 2023
Page 2
         about any and all connections between Sentage, any of its related parties or affiliates, and
         Golden Sun.
Item 5. Operating and Financial Review and Prospects
Operating expenses, page 97

3. Please refer to prior comment 1. Please tell us, and revise future filings to disclose, the quantitative amount of each individually significant component of your total selling, general and administrative expenses for the fiscal year 2022 and 2021 periods presented in the Form 20-F. Please provide us with a draft of your proposed disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294
if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



FirstName LastNameQiaoling Lu                                   Sincerely,
Comapany NameSentage Holdings Inc.
                                                                Division of
Corporation Finance
November 3, 2023 Page 2                                         Office of
Finance
FirstName LastName